UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42864

CCH Holdings Ltd

(Exact name of registrant as specified in its charter)

No. 1, Jalan Perda Jaya, Kawasan Perniagaan Perda Jaya, 14000

Bukit Mertajam, Pulau Pinang, Malaysia

+(60) 4-5307694

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Departure of Chairman, Director and Chief Executive Officer

On March 31, 2026, Mr. Goh Kok Foong notified the Board of Directors (the “Board”) of CCH Holdings Ltd (the “Company”) of his decision to step down as Chairman, Director and Chief Executive Officer of the Company due to his personal reasons, effective from March 31, 2026. Mr. Goh Kok Foong’s decision to step down was not the result of any disagreement with the Company’s management or Board.

Following Mr. Goh Kok Foong’s stepping down, Mr. Goh Kok E, the Company’s Director and Chief Operating Officer will assume Mr. Goh Kok Foong’s role as the Company’s Chairman and Chief Executive Officer and member of the nominating and corporate governance committee.

Appointment of Director

On March 31, 2026, the Board appointed Ms. Mhlengi Prevail Mafu, the Company’s Co-Chief Executive Officer to serve as a Director of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CCH Holdings Ltd

Date: March 31, 2026	By:	/s/ Goh Kok E
		Name:	Goh Kok E
		Title:	Chairman and Chief Executive Officer and Chief Operating Officer

2